Exhibit 21.1

List of Subsidiaries of SolarJuice, Co. Ltd.

The following is a list of subsidiaries of SolarJuice, Co. Ltd. immediately following the completion of the initial public offering.

Subsidiary	Jurisdiction

Solar Juice Holding Pte. Ltd.	Singapore

Solar Juice (MY) SDN. BHD	Malaysia

Solar Juice Pty. Ltd	Australia

Solar Juice PPA Pty. Ltd.	Australia

Solar Juice (HK) Limited	Hong Kong

Solarjuice American Inc.	Delaware

RoofsAmerica Inc.	Delaware

Solar4America Inc.	Delaware

Solarjuice Distributions Inc.	Delaware

Solar4America Franchising Inc.	Delaware

Solar4America Technology Inc. f/k/a SolarJuice Technology, Inc.	Delaware